United States securities and exchange commission logo





                             February 25, 2024

       Anthony Ang
       Director
       K Wave Media Ltd.
       PO Box 309, Ugland House
       Grand Cayman, KY1-1104
       Cayman Islands

                                                        Re: K Wave Media Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-4
                                                            Submitted January
29, 2024
                                                            CIK No. 0002000756

       Dear Anthony Ang:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       December 11, 2023 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-4 Submitted January 29, 2024

       Letter to the Stockholders of Global Star Acquisition Inc., page i

   1. We note your response to prior comment 2 and reissue. Please prominently disclose in the letter to stockholders
the percentage ownership interest of PubCo that will be held by each of the various groups
presented in the table on page 11, assuming both a minimum and maximum redemption
scenario, as well as the exercise and conversion of all securities. In this regard, we note
that your disclosure on page iii combines the ownership of the
                                                        Sponsor and Global
Star's public shareholders, assumes a no redemption scenario, and does not take into
account potential sources of dilution. Additionally, please confirm whether any
shareholder(s) will have a controlling interest in PubCo following the
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         Business Combination and, if so, identify such shareholder(s) and disclose the extent of control.
2. Please tell us whether the post-business combination ownership percentages presented throughout the prospectus account for the shares that K Enter will issue to the Seven
         Korean Entities pursuant to the equity purchase agreements. If not, please revise to include such shares, or tell us why you do not believe you need to disclose this information. It also appears that ownership percentages following the closing of the business combination may vary depending on how many of the Seven Korean Entities are ultimately acquired by K Enter. Please tell us what consideration you have given to presenting this information.
Questions and Answers About the Business Combination and the Special Meeting, page 6

3. Please add a question and answer that addresses the timing of the acquisitions of the
         Seven Korean Entities in relation to the effectiveness of this registration statement, the special meeting at which Global Star shareholders will vote, and the closing of the
         Business Combination. Explain whether the acquisitions must and/or are expected to close before the shareholder vote. We note in this regard that amendments to the Share Purchase
         Agreements between K Enter and certain of the Seven Korean Entities removed the approval of the Merger Agreement by K Enter and Global Star shareholders as a condition to closing. Please disclose whether, and if so, how you will inform shareholders of which acquisitions have closed and have not closed prior to the special meeting. Given that the prospectus is drafted assuming the acquisition of all Seven Korean Entities and the consideration paid to K Enter and the fairness opinions are similarly based on the completion of all seven acquisitions, please tell us what consideration you have given to revising and recirculating the prospectus in the event that fewer than all seven acquisitions occur. Additionally, because only the acquisitions of Play Company and Solaire Partners are conditions to closing under the Merger Agreement, address what would occur if the acquisitions do not close before the special meeting and Global Star's shareholders vote to approve the proposals, then only the Play Company and Solaire Partners acquisitions are completed. State clearly whether the Business Combination could and/or would still be consummated.
Will Global Star or K Enter be raising any financing..., page 6

4. We note your response to prior comment 7. Please discuss your financing plans for the operation of PubCo in the event that a $50 million PIPE is not secured and there are a significant number of redemptions by Global Star shareholders. Address how PubCo and
         K Enter (or New K Enter as the case may be) would expect to make the three installments of cash payments due to the current owner of Play Company described at page 139.
         Additionally, please clarify whether K Enter's "private capital raise" mentioned on page
         176 refers to a financing separate from this PIPE. Similarly, please indicate whether this would impact current plans for K Enter, such as the plans to construct the inaugural virtual studio for First Virtual in 2024.
 Anthony Ang
K Wave Media Ltd.
February 25, 2024
Page 3
Q. What vote is required to approve the Proposals?
Q. How will the Initial Stockholders and the Sponsor vote?, page 8

5. Your revised disclosure in response to prior comment 8 only speaks to the percentage of remaining Global Star shares not held by the Initial Stockholder and Sponsor needed to approve the Reincorporation Merger Proposal and the Acquisition Merger Proposal.
         Revise further to provide this information with respect to the other proposals, and disclose these percentages where you discuss required votes on page 77. Additionally, please reconcile inconsistencies in your disclosure regarding voting requirements. For example, on page 8 you state that the Governance Proposal will require the vote of 65% of issued and outstanding Global Star shares, while on page 77 you state that it will require the affirmative vote of the holders of a majority of issued and outstanding shares. Page 8 also indicates that the Initial Stockholders and Sponsor "have to vote their respective shares in favor of each of the proposals," while page 77 states that "there is no agreement in place with respect to the other Proposals."
Q. Will I experience dilution as a result of the Business Combination? , page
10

6. We note your response to prior comment 9 and revised presentation of equity ownership percentages following the Business Combination. Please acknowledge in this section that
         Global Star and K Enter have agreed to use their best efforts to consummate a $50 million
         PIPE financing in connection with the closing of the Business Combination and the extent to which such financing could further dilute the ownership interest of Global Star's public shareholders. Provide this disclosure in the risk factor regarding dilution at page 67.
         Further, we note that inconsistencies remain between the table on page 11 and related disclosure elsewhere, including the charts on page 19 and risk factor disclosure on page
         67. For example, page 11 depicts the Sponsor and Initial Stockholders as owning 4.1% of
         PubCo under the no redemptions scenario, while page 19 references only the Sponsor and page 67 discloses that "Global Star's current directors, officers and affiliates" will own
         4.3% of PubCo. Please revise for consistency in the disclosure regarding groups and percentages of post-Business Combination ownership throughout the proxy
         statement/prospectus.
7. We note your response to prior comment 10. Please clarify whether the "Per Share Pro
       Forma Book Value" of outstanding shares is based on the outstanding shares figure that reflects all potential sources of dilution. If not, revise to present per share values under the various redemption scenarios assuming maximum dilution as well. Further, we note that your presentation shows the per share value increasing as redemptions increase, but page
       257 depicts a $3.28 equity per share figure assuming no additional redemptions and a
FirstName LastNameAnthony Ang
       $2.69 equity per share figure assuming maximum redemptions. Please explain why the
Comapany
       valueNameK     Wave
              per share     MediaasLtd.
                        is shown     increasing and whether you are considering
the use of Trust
       Account
February         proceeds
          25, 2024   Page 3for redemptions.
FirstName LastName
 Anthony Ang
FirstName LastNameAnthony Ang
K Wave Media  Ltd.
Comapany25,
February  NameK
            2024 Wave Media Ltd.
February
Page 4 25, 2024 Page 4
FirstName LastName
Q: Is there a deadline for the Business Combination..., page 13

8. We note your response to prior comment 12 and revised disclosure in this section indicating that Global Star, rather than the Sponsor, has funded the $125,000 extension payments to the Trust Account. However, disclosure indicating that the Sponsor is responsible for these payments in exchange for unsecured promissory notes remains at pages 21, 219-220, and F-30, which further aligns with Section 4 of the First Amendment to Global Star's Amended and Restated Certificate of Incorporation, dated August 28,
         2023. Please clarify which entity is funding the extension payments and whether any promissory note(s) or other consideration have been provided in connection with the payments.
Summary of the Proxy Statement/Prospectus
The Parties to the Business Combination
K Enter Holdings Inc., page 17

9.       We note your revised disclosure in response to prior comment 13.
Please further
         acknowledge here and in the related risk factor disclosure on page 30 that the projections and other financial information informing EverEdge's fairness opinion are premised on the successful acquisitions of all Seven Korean Entities.
Post-Business Combination Structure and Impact on the Public Float, page 18

10. Please further develop the charts in this section so that they show the full structure and equity ownership of the organization, including which entities are combined, at each step of the transactions as described in the proxy statement/prospectus. Ensure that your presentation clearly shows the order in which Global Star combines with K Wave, K Enter
         acquires the Seven Korean Entities and becomes    New K Enter,    and
K Enter (or New K
         Enter as the case may be) combines with Merger Sub, as well as any other intermediate steps in the transactions. Please also demonstrate when the various steps are expected to occur in relation to the effectiveness of this proxy statement/prospectus and the special
         meeting of Global Star   s stockholders. Identify in the charts the
holders of minority
         interests in each of the Seven Korean Entities.
Management and Board of Directors Following the Business Combination, page 19

11. You state here and on page 95 that all members of the PubCo board of directors will be designated by K Enter, but Section 3.6 of the Merger Agreement filed as Annex A indicates that the Sponsor of Global Star has the right to designate a certain number of directors. Please revise your disclosure or advise.
Anticipated Accounting Treatment, page 23

12. Refer to your response to prior comment 15. You refer to the entity resulting from the K
         Enter/Play Company transaction as "K Enter-Play Company Co Ltd." Please advise if this
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         is intended to reflect the name of an entity in your organization, whether a temporary one or not. If it is an entity in your organization, refer to this entity throughout your filing for clarity and consistency.
13. You disclose here that "[p]rior to the Business Combination, we will acquire controlling equity interests in the Seven Korean Entities." Please clarify who "we" is. Also, if true, revise to state that prior to the Business Combination, K Enter will acquire Play
         Company with Play Company as the accounting acquirer, and describe the resulting entity that will acquire the remaining 6 of the Seven Korean Entities.
14. In your response to prior comment 15 you refer to the Business Combination as between
         Global Star and New K Enter. By your definition the Business Combination includes the
         Reincorporation Merger, which is between Global Star and K Wave Media Ltd (K Wave), with K Wave as the new entity and registrant. Since the Reincorporation Merger occurs first, it appears to follow that it is K Wave that merges with either K Enter or New K
         Enter, as appropriate, in the Acquisition Merger. Please advise if this is true and revise disclosure throughout the filing as appropriate.
15. Please clearly explain the circumstances in which K Wave merges either with the entity described as K Enter or the one described as New K Enter. In this regard, you disclose K
         Enter only becomes New K Enter upon acquisition by K Enter of all of the Seven Korean
         Entities. You also disclose the Business Combination is only conditioned upon K Enter acquiring both Play Company and Solaire Partners. If these are the only ones of the
         Seven Korean Entities that are acquired when the Acquisition Merger occurs, clarify which entity K Wave merges with - K Enter or New K Enter. In connection with this, explain whether the Acquisition Merger can be completed if K Enter does not acquire both Play Company and Solaire Partners. If the Acquisition Merger can occur upon the acquisition of just both of Play Company and Solaire Partners, clarify the name of the entity that directly acquires these two companies. In this latter circumstance, clarify the name of the entity that acquires the remaining 5 of the Seven Korean Entities and whether the entity New K Enter is relevant at this point, and at what point and under what circumstances the entity New K Enter is relevant to your organization and contemplated transactions.
16. Refer to your response to prior comment 16. Your response does not appear to be consistent with the characterization of K Enter Holdings Inc. in the filing. For example, you disclose in the filing:
             K Enter is a holding company with limited independent operations. K Enter was formed as a holding company for the purpose of acquiring seven
             diversified entertainment operating companies based in Korea, engaged in the
             entertainment content and IP creation businesses (the    Seven
Korean Entities   ).
             As a holding company, K Enter will rely on earnings generated by the businesses of the Seven Korean Entities for distributions or payments for cash flow. Therefore,
             PubCo   s ability to fund and conduct PubCo   s business, service
any debt, and pay
             dividends, if any, in the future may depend on the ability of the Seven Korean
 Anthony Ang
K Wave Media Ltd.
February 25, 2024
Page 6
              Entities to make upstream cash distributions or payments to K
Enter.
                K Enter currently has a total of 17 employees, with most of the workforce concentrated in business management and the accounting
department.
             K Enter   s vision is to become a leading tech and IP-based
diversified entertainment
              company, with K Enter   s first step being acquiring a
controlling equity interest in the
              Seven Korean Entities, with the combined four capabilities of these entities
              (described in the filing) serving as an initial foundation for K Enter
         From the preceding, it appears your present operations may be in the context of the operations of the Seven Korean Entities. In view of your disclosure that there can be no assurances that K Enter will be able to close the acquisition of controlling equity interests in each of the Seven Korean Entities, please explain to us in further detail how K Enter plans to conduct business and maintain operations without ownership in the Seven Korean
         Entities. Explain to us how K Enter plans on maintaining its studio operations without ownership of the Seven Korean Entities. Elaborate on the various aspects noted in your response to support that K Enter is a business. In doing so, demonstrate to us K Enter's present ability to provide goods with examples of content development and written contracts with production companies and writers for development of content that you describe in the response.

Interests of Certain Persons in the Business Combination, page 24

17. We note your response to prior comment 18 and disclosure of the percentage of outstanding K Enter shares held by directors of Global Star. Please also provide the percentage of outstanding K Enter shares held by Ted Kim and any other affiliates of the
         Sponsor, and make conforming revisions in the Q&A disclosure on page
7. Revise the risk
         factor regarding conflicts of interest on page 64 to discuss all of the conflicts described in this section.
Risk Factors Relating to K Enter's Business and New K Enter's Business, page 29

18. We note your response to prior comments 22 and 23. Please continue revising the risk factors in this section so that they explain how and to what extent these risks have impacted the historical operations of the Seven Korean Entities, thereby providing context for why they are expected to impact New K Enter. For example, the risk factor regarding international operations beginning on page 32 still does not discuss which operations of the Seven Korean Entities are considered international and specific resulting risks.
       Additionally, when describing specific historical or current trends or factors, please clarify which of the Seven Korean Entities they relate to, rather than using "New K Enter" as a general substitute. For example, your statements on page 35 that "New K Enter displays
FirstName LastNameAnthony Ang
       original IP content...on New K Enter's websites..." and on page 39 that inflation has not
Comapany    NameK
       materially    Wave Media
                   impacted  "NewLtd.
                                    K Enter's day-to-day operations" imply that
New K Enter is
       currently
February         in Page
          25, 2024  existence
                          6 and operational.
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Risk Factors, page 29

19. If the assets in the trust account of Global Star are securities, including U.S. government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to Rule 2a-7 of that Act, disclose the risk that you could be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and that any warrants would expire worthless.
We currently face concentration risk within Play Company Co. Ltd., page 37

20. We note your response to prior comment 46. Please disclose in this risk factor, if true, that your formal agreements with HYBE and its subsidiaries have expired and discuss related risks.
Our management has identified material weakness in Global Star's internal control over financial reporting ..., page 67

21. Please disclose the material weaknesses identified and your plans to remediate them or remediation plans underway.
Risk Factors Relating to PubCo
Our management has identified material weaknesses in K Enter's internal control over financial reporting ..., page 73

22. Please disclose the material weaknesses identified and your plans to remediate them or remediation plans underway.
Proposal No. 1 - The Reincorporation Merger Proposal
U.S. Federal Income Tax Consequences of the Business Combination to U.S.
Holders
U.S. Federal Income Tax Consequences of the Acquisition Merger to U.S. Holders of K Enter
Common Stock, page 87

23. We note your response to prior comment 27 explaining why Loeb & Loeb cannot provide a firm opinion with respect to tax consequences for U.S. holders of K Enter common stock. Please revise this section to disclose such reasoning and describe the degree of uncertainty in the opinion. Additionally, please revise the risk factor regarding tax treatment at page 75 to reflect that Nelson Mullins is providing a firm opinion with respect to tax consequences for U.S. holders of Global Star securities. Anthony Ang
FirstName LastNameAnthony Ang
K Wave Media  Ltd.
Comapany25,
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            2024 Wave Media Ltd.
February
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Proposal No. 2 - The Acquisition Merger Proposal
Lock-Up Agreement, page 97

24. We note your response to prior comment 28 and reissue in part. Please clarify which persons' and entities' shares and warrants will be locked up following the closing of the
         Business Combination, and quantify the percentage of PubCo Ordinary Shares and PubCo
         Warrants that will be subject to Lock-Up Agreements. In this regard, we note that your revised disclosure states that "certain former stockholders of K Enter, and certain other persons and entities" will enter into lock-up agreements, but these parties are not identified in the proxy statement/prospectus or in the Form of Lock-Up Agreement included as Annex E.
Background of the Business Combination, page 100

25. We note your response to prior comment 30 and reissue in part. Please revise to discuss each meeting, presentation, or other activities that transpired between Global Star and K Enter from initial contact through execution of the Merger Agreement, disclosing the parties involved, topics covered, and the positions taken by the parties at each of these meetings. In this regard, you state on page 102 that virtual due diligence calls between
         Global Star and K Enter's management took place on a weekly basis from May 2023, and lists subjects discussed at the calls, but without details of what was discussed about such subjects, the information is not helpful for investors. . Your disclosure should allow investors to understand how and why specific terms of the transaction evolved and what the board considered in evaluating the business of K Enter as opposed to simply listing the subject matter discussed at the meeting. For example, please disclose what in particular was discussed about each of the Seven Korean Entities with respect to product overviews, intellectual property rights, future expansion plans, the competitive landscape, etc., and any concerns identified and how such concerns were resolved and/or impacted the terms of the transaction. Also discuss Global Star management's visit to Seoul to meet with K
         Enter executives, and what was learned at the on-site inspections and in-person Q&A sessions. It also appears that certain aspects of the April 9, 2023 term sheet changed over time (e.g., K Enter having responsibility for a $50 million PIPE financing, which is framed as Global Star's responsibility on page 6 of this proxy statement/prospectus and not addressed in the Merger Agreement included as Annex A, and an equity compensation plan worth 1% of the combined company's outstanding shares, which seems to now be worth 10% of K Wave's shares). Lastly, you discuss two introductory meetings between
         Global Star and K Enter on February 8, 2023. Please clarify whether these are referencing the same meeting.
26. Please revise throughout to expound upon the background of K Enter's acquisitions of the
         Seven Korean Entities, including how and when they were identified as acquisition targets, any conflicts of interest in the negotiations between K Enter and these entities, and any specific ways in which these negotiations impacted the negotiations between Global
         Star and K Enter. For example, explain why "the prospect of acquiring K Enter and the
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         Seven Korean Entities presented an attractive opportunity" that outweighed Global Star's
         "prefer[ence] to acquire a company with active operations," and how the formation of
         Studio Anseilen in March 2023 impacted the ongoing negotiations. Please also confirm the time at which Global Star ceased negotiations with the other potential target companies, as you state on page 101 that Global Star "actively engaged" with two targets from early April until June 2023, which is well after it executed the non-binding term sheet with K Enter. Also provide detailed disclosure of the negotiation of, and reasons for, specific terms of the transaction, such as why the closing of the business combination is conditioned only on the acquisitions of the controlling equity interests of Play Company
         Co., Ltd. and Solaire Partners LLC; how the acquisition of fewer than all seven entities could impact the consideration paid and the valuation of K Enter relied upon by in determining the fairness of the transaction; why K Enter will wholly-own Play Company but will be a majority owner for the other entities; negotiations of the equity purchase agreements and shares pledge agreements, including the purchase price paid to particular entities, and why the agreements were amended in September 2023 to change the purchase price from SPAC shares to K Enter shares, change the date of closing from the date shareholders approve the Merger Agreement to January 5, 2024 or such other date as designated by the purchaser, and eliminate approval of the Merger Agreement as conditions to closing. Please disclose the parties involved in negotiating and finalizing such terms and the date(s) on which the parties negotiated the terms. Please also discuss negotiations relating to the additional payment that may be owed to the owner of Play
         Company following the closing of the business combination and the reasons for the payment.
27. You disclose that Ted Kim introduced Global Star to K Enter in January 2023. Please disclose the reasons for Mr. Kim's formation of K Enter given that K Enter was not formed until January 4, 2023, which is the same month he introduced K Enter to Global
         Star. Please indicate whether K Enter had already identified the Seven Korean Entities at the time it was introduced to Global Star. Please also explain how Global Star had no involvement in the negotiations between K Enter and the Seven Korean Entities or the formation of K Enter given that Mr. Kim is a managing member of the Sponsor and was the co-founder of K Enter and that the equity purchase agreements initially contemplated issuing shares of the SPAC as consideration and were and are contingent on events related to the business combination.
28. We note your revised disclosure in response to prior comment 29. Please further supplement this discussion to explain in detail how a $610 million valuation for K Enter was reached. The valuation report prepared by KPMG Samjong proposed a valuation range of $580 million to $650 million, but you state that this "was not given more weight than any other valuation metric" and do not disclose how or when the final valuation was reached. Further, please disclose the information about the report required by Item
         1015(b) of Regulation M-A, including the details and underlying data for the valuation-
         related analyses performed by KPMG Samjong, such as the discounted cash flow analysis, the forward trading enterprise value to sales multiple analysis, etc. Anthony Ang
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29. We note your response to prior comment 34 and reissue in part. Please provide additional detail regarding the role of Xeno Investment Asia in the Business Combination. Identify
         the "two Korean law firms" that assisted with Global Star's due diligence on K Enter and the Seven Korean Entities.
30. We note your response to prior comment 35 and inclusion of the original and updated financial projections for the Seven Korean Entities in Annexes F and
G. Where you
         discuss the November 2023 updated financial projections on page 103, provide additional detail on the specific drivers of the projected revenue increases from 2025 onward, particularly in light of the fact that projected revenues decreased for 2023. As an example only, explain why K Enter believed it would have "the ability to bring additional management companies and artists" as compared to when the original projections were prepared. Identify specific factors or contingencies that would affect this growth ultimately materializing.
Opinion of Global Star's Financial Advisor, page 106

31. We note your response to prior comment 38 and statement on page 108 that
         EverEdge's opinion speaks only to the fairness of the transaction consideration to Global
         Star's public equity holders. Please reconcile disclosure on pages F-6, F-12, and G-14 indicating that the opinions are only for the benefit of "the equity holders...of the Target's shares." Additionally, you have revised to state that EverEdge considered certain conflicts of interest between K Enter and Global Star in rendering its fairness opinions, but this is unclear from the opinions included as Annexes F and G. Please remove this statement or advise.
32. Please revise to disclose the selection criteria for the comparable companies and present these companies' annual revenue amounts and market capitalizations as a measure of comparison, as many appear to have more developed businesses than K Enter. Please specifically address why EverEdge believed that these companies, which include companies with a long operating history and a market capitalization in the billions, were appropriate to use in valuing K Enter. Identify each of the relevant transactions used in the
         Guideline Transaction Method, including the companies involved and the size of such companies, the value of the transactions, the industry of the companies involved and the dates of such transactions. Please also disclose the underlying data for each of the comparable companies and transactions discussed here, including the multiples used for each company or transaction.
Proposal No. 3 - The Governance Proposals
Governance Proposal C - Exclusive Forum, page 122

33. We note your response to prior comment 39. Please further revise the description of the exclusive forum provision in PubCo's Amended and Restated Memorandum and Articles
         of Association to disclose whether it applies to claims under the federal securities laws. In this regard, we note that Article 50.4 states, "This Article 50 shall not apply to any actions
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         or suits brought to enforce any liability or duty created by the [U.S.] Securities Act of
         1933, as amended, the Exchange Act, or any claim..." Make conforming revisions in the letter to stockholders, notice of meeting, and risk factor disclosure. Business of K Enter
Company and Industry Background, page 139

34. Your disclosure in this section (e.g., pages 139-150) appears to overlap with disclosure in the "Capabilities and the Seven Korean Companies to be acquired" section (e.g., pages
         157-169), and in some instances, information is presented inconsistently. For example, on page 146 you disclose that Play Company's formal agreements with artist management company HYBE and its subsidiaries have expired and that continued distribution of products is based on an "informal understanding," but at page 165 you state that Play
         Company "is the trusted partner of K Pop groups..." Additionally, on page 167 you indicate that Solaire Partners "plans to create a VCC fund in Singapore," while on page
         148 you state that such a fund was established in November 2023. Please combine these two sections to provide cohesive disclosure regarding each of the Seven Korean Entities and the four industry areas in which K Enter will operate. Capabilities and the Seven Korean Companies to be acquired, page 157

35. Where you describe the Share Purchase Agreements and related agreements with each of the Seven Korean Entities, disclose whether any of the shares to be retained by the future minority shareholders in these entities hold economic, voting, or other rights that differ from those of the shares to be purchased by K Enter. We note, for example, that pursuant to the Share Purchase Agreement between K Enter and certain shareholders of First
         Virtual Lab Inc., K Enter will purchase only shares of common stock, while a class of preferred stock is also outstanding.
36. Please elaborate on the nature of the rights created by the Equity Pledge Agreements with certain shareholders of the Seven Korean Entities and how they enable K Enter to exercise
         "de facto" or "effective" control over the entities. Clarify, for example, whether the shareholders, as pledgors, or K Enter, as pledgee, hold voting and economic rights with the respect to the shares during the term of the Equity Pledge Agreements (i.e., before the closing of the Share Purchase Agreements).
2. Content virtualization, page 163

37. We note your response to prior comment 45 and disclosure that King Bear Film, rather than K Enter or First Virtual, has entered into a non-binding memorandum of understanding with Monolith Studio. Explain how this memorandum of understanding relates to K Enter or First Virtual and why it could lead to an "exclusive strategic partnership" with Monolith Studios. Additionally, where you mention Monolith Studio on pages 143-145, please revise to make it clear that no definitive agreement has been reached.
 Anthony Ang
FirstName LastNameAnthony Ang
K Wave Media  Ltd.
Comapany25,
February  NameK
            2024 Wave Media Ltd.
February
Page 12 25, 2024 Page 12
FirstName LastName
Share Purchase Agreement, page 164

38. The Share Purchase Agreement between K Enter and certain shareholders of First Virtual
         Lab Inc. filed as Exhibit 10.16 appears to be the only one among the agreements to acquire controlling interests in the Seven Korean Entities that has not been amended.
         Accordingly, Section 2.2(2) indicates that the purchase price is to be settled in "newly issued shares of the SPAC," rather than shares of K Enter. Section 3.1 provides that the closing is to take place on the date that the Merger Agreement is approved by K Enter and
         Global Star shareholders, rather than January 5, 2024 or another date determined by K
         Enter as appears to be the case under the other amended Share Purchase Agreements.
         Lastly, Sections 6.1(4) and 6.2(4) provide that approval by K Enter's and Global Star's shareholders of the Merger Agreement is a condition to closing, while this provision has been eliminated from the other Share Purchase Agreements via amendment. If these differences in the transaction terms are accurate, please revise your disclosure here and elsewhere throughout the registration statement, including where the timing of the acquisitions in relation to the Business Combination is discussed, to reflect the differences.
Unaudited Pro Forma Condensed Combined Financial Information, page 227

39. You disclose in the filing K Enter is to acquire Play Company first, and after this acquisition the resulting entity will acquire the remaining six of the Seven Korean
         Entities. Please explain to us how your current pro forma presentation reflects this order of transactions and whether the amounts presented would be materially affected if your presentation was revised to reflect this sequence of transactions. Also, explain to us how the Reincorporation Merger is reflected in the pro forma financial information.
Security Ownership of Certain Beneficial Owners, page 278

40. We are unable to locate where you have made revisions in response to prior comment 58 and reissue. Please additionally provide the beneficial ownership information required by
         Item 403 of Regulation S-K with respect to PubCo following the Business Combination.
         Demonstrate ownership amounts and percentages under varying redemption scenarios.
         Refer to Item 18(a)(5)(ii) of Form F-4.
Description of PubCo's Securities
Comparison of Shareholders' Rights, page 284

41. Please revise to eliminate inconsistencies between the disclosure in these sections and the
         Amended and Restated Memorandum and Articles of Association of K Wave filed as
         Annex B. As examples only, please address the following discrepancies:
             You state on page 284 that extraordinary general meetings may be called upon a requisition of shareholders holding at least one-third of votes of issued and outstanding shares, while Section 19.3 states that "...the Members shall not have the ability to call general meetings."
 Anthony Ang
FirstName LastNameAnthony Ang
K Wave Media  Ltd.
Comapany25,
February  NameK
            2024 Wave Media Ltd.
February
Page 13 25, 2024 Page 13
FirstName LastName
                You state on page 284 that shareholders may not put proposals before any general meetings not called by such shareholders, while Section 19.5 sets forth advance notice provisions for "Members seeking to bring business before the annual general meeting..."
                The disclosure under "Variations of Rights of Shares" on page 286 does not seem to align with Section 10.1.
PubCo Warrants, page 287

42. We note your response to prior comment 59 but are unable to locate where you have addressed this comment and reissue. Highlight, if true, the decrease in the price at which the PubCo Warrants will become mandatorily redeemable at the option of PubCo. Add risk factor disclosure regarding any material risks to public warrant holders and clearly explaining the steps, if any, PubCo will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for mandatory redemption.
Financial Statements, page F-1

43. Refer to your response to prior comment 60. It appears Pubco (the registrant) is not a business combination related shell company because it is not formed to change the domicile solely within the United States and the reincorporation transaction involves another entity that is a shell company (Global Star). Further, it appears Pubco will acquire or otherwise succeed to a business (Play Company as predecessor) for which financial statements are required to be filed. Accordingly, please include financial statements of
         Pubco, audited as appropriate, for the appropriate periods pursuant to
Item 14(h) of Form
         F-4. The historical financials of Pubco also should be included in the pro forma financial information as appropriate.
Financial Statements of Play Company for the Years Ended December 31, 2022 and 2021
Note 8. Income and Expenses
C. Expenses by nature, page F-105

44. Refer to your response to prior comment 63. Please provide us with an analysis using the guidance in paragraphs B34-B38 of IFRS 15 supporting your conclusion that you act as principle for revenue recognition purposes. Include in your response a detailed description of the internal and external processes involved in customer/contract acquisition, content and merchandise procurement, delivery to customer, pricing strategy and determination, and any other factors you considered in reaching your conclusion.
General

45. You refer to both Global Star Acquisition Corp. and Global Star Acquisition Inc. as
            Global Star,    but we note that    Global Star Acquisition Inc.
is the name of the SPAC as
         included in its Certificate of Incorporation. Please confirm whether a separate entity called
 Anthony Ang
K Wave Media Ltd.
February 25, 2024
Page 14
         Global Star Acquisition Corp.    exists. If so, disclose the
relationship between these
      entities and the role of each in the transactions disclosed in the filing. If not, remove
      references to    Global Star Acquisition Corp.
       Please contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact
Kelly Reed at 202-551-5332 or Erin Jaskot at 202-551-3442 with any other questions.



                                                              Sincerely,
FirstName LastNameAnthony Ang
                                                              Division of
Corporation Finance
Comapany NameK Wave Media Ltd.
                                                              Office of Trade &
Services
February 25, 2024 Page 14
cc:       Andy Tucker
FirstName LastName